Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

Nikola Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

654110105
(CUSIP Number)

Nimbus Holdings LLC
38000 Hills Tech Drive Farmington Hills, Michigan 48331
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

CUSIP No. 654110105

(1) Names of reporting persons	Nimbus Holdings LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	WC/AF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	18,820,296(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	18,820,296(1)
(11) Aggregate amount beneficially owned by each reporting person	18,820,296 (1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	4.9%(1)(2)
(14) Type of reporting person (see instructions)	OO - Limited Liability Company

(1)	Nimbus Holdings LLC is the holder of record of 18,820,296 shares of common stock.

(2)	The percentage reported in this Schedule 13D is based upon 384,087,674 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2020.

CUSIP No. 654110105

(1) Names of reporting persons	Robert Bosch LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	WC/AF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	18,820,296(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	18,820,296(1)
(11) Aggregate amount beneficially owned by each reporting person	18,820,296(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	4.9%(1)(2)
(14) Type of reporting person (see instructions)	OO - Limited Liability Company

(1)	Robert Bosch LLC, as the sole owner of Nimbus Holdings LLC, may be deemed to share voting and dispositive power over the 18,820,296 shares of common stock which are held by Nimbus Holdings LLC. Robert Bosch LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 384,087,674 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2020.

CUSIP No. 654110105

(1) Names of reporting persons	Robert Bosch North America Corporation
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	WC/AF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	18,820,296(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	18,820,296(1)
(11) Aggregate amount beneficially owned by each reporting person	18,820,296(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	4.9%(1)(2)
(14) Type of reporting person (see instructions)	CO

(1)	Robert Bosch North America Corporation, as the sole owner of Robert Bosch LLC, may be deemed to share voting and dispositive power over the 18,820,296 shares of common stock which are held by Nimbus Holdings LLC. Robert Bosch North America Corporation disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 384,087,674 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2020.

CUSIP No. 654110105

(1) Names of reporting persons	Robert Bosch GmbH
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	WC/AF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Germany
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	18,820,296(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	18,820,296(1)
(11) Aggregate amount beneficially owned by each reporting person	18,820,296(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	4.9%(1)(2)
(14) Type of reporting person (see instructions)	OO - German company with limited liability

(1)	Robert Bosch GmbH, as the sole shareholder of Robert Bosch North America Corporation may be deemed to share voting and dispositive power over the 18,820,296 shares of common stock which are held by Nimbus Holdings LLC. Robert Bosch GmbH disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 384,087,674 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2020.

CUSIP No. 654110105

(1) Names of reporting persons	Robert Bosch Industrietreuhand KG
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	AF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Germany
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	18,820,296(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	18,820,296(1)
(11) Aggregate amount beneficially owned by each reporting person	18,820,296 (1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	4.9%(1)(2)
(14) Type of reporting person (see instructions)	OO - German entity similar to a limited partnership

(1)	Robert Bosch Industrietreuhand KG, as the holder of a 93% voting interest in Robert Bosch GmbH may be deemed to share voting and dispositive power over the 18,820,296 shares of common stock which are held by Nimbus Holdings LLC. Robert Bosch Industrietreuhand KG disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 384,087,674 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2020.

CUSIP No. 654110105

(1) Names of reporting persons	Volkmar Denner
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Germany
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	18,820,296(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	18,820,296(1)
(11) Aggregate amount beneficially owned by each reporting person	18,820,296(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	4.9%(1)(2)
(14) Type of reporting person (see instructions)	IN

(1)	Mr. Volkmar Denner, as the chief executive officer of Robert Bosch GmbH may be deemed to share voting and dispositive power over the 18,820,296 shares of common stock which are held by Nimbus Holdings LLC. Mr. Denner disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 384,087,674 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2020.

CUSIP No. 654110105

(1) Names of reporting persons	Franz Fehrenbach
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Germany
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	18,820,296(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	18,820,296(1)
(11) Aggregate amount beneficially owned by each reporting person	18,820,296(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	4.9%(1)(2)
(14) Type of reporting person (see instructions)	IN

(1)	Mr. Franz Fehrenbach, as general partner of Robert Bosch Industrietreuhand KG may be deemed to share voting and dispositive power over the 18,820,296 shares of common stock which are held by Nimbus Holdings LLC. Mr. Fehrenbach disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 384,087,674 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2020.

CUSIP No. 654110105

(1) Names of reporting persons	Dr. Wolfgang Malchow
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Germany
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	18,820,296(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	18,820,296(1)
(11) Aggregate amount beneficially owned by each reporting person	18,820,296(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	4.9%(1)(2)
(14) Type of reporting person (see instructions)	IN

(1)	Dr. Wolfgang Malchow, as general partner of Robert Bosch Industrietreuhand KG may be deemed to share voting and dispositive power over the 18,820,296 shares of common stock which are held by Nimbus Holdings LLC. Dr. Malchow disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 384,087,674 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2020.

CUSIP No. 654110105

(1) Names of reporting persons	Michael Mansuetti
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	United States of America
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	18,820,296(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	18,820,296(1)
(11) Aggregate amount beneficially owned by each reporting person	18,820,296(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	4.9%(1)(2)
(14) Type of reporting person (see instructions)	IN

(1)	Mr. Michael Mansuetti, as the president of Robert Bosch North America Corporation and Robert Bosch LLC may be deemed to share voting and dispositive power over the 18,820,296 shares of common stock which are held by Nimbus Holdings LLC. Mr. Mansuetti is also a director of the Issuer. Mr. Mansuetti disclaims beneficial ownership of any shares owned of record by Nimbus Holdings LLC other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 384,087,674 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2020.

CUSIP No. 654110105

(1) Names of reporting persons	Johannes-Joerg Rueger
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Germany
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	18,820,296(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	18,820,296(1)
(11) Aggregate amount beneficially owned by each reporting person	18,820,296(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	4.9%(1)(2)
(14) Type of reporting person (see instructions)	IN

(1)	Mr. Johannes-Joerg Rueger, as the president of Nimbus Holdings LLC may be deemed to share voting and dispositive power over the 18,820,296 shares of common stock which are held by Nimbus Holdings LLC. Mr. Rueger disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 384,087,674 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2020.

Introduction

This Amendment No.1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on behalf of (i) Nimbus Holdings LLC, a Delaware limited liability company (“Nimbus”); (ii) Robert Bosch LLC, a Delaware limited liability company (“Bosch LLC”); (iii) Robert Bosch North America Corporation, a Delaware corporation (“Bosch NA”); (iv) Robert Bosch GmbH, a German company with limited liability (“Bosch GmbH”); (v) Robert Bosch Industrietreuhand KG, a German limited partnership (“Bosch KG”); (vi) Volkmar Denner, the chief executive officer of Bosch GmbH (“Mr. Denner”); (vii) Franz Fehrenbach, a general partner of Bosch KG (“Mr. Fehrenbach”); (viii) Dr. Wolfgang Malchow, a general partner of Bosch KG (“Dr. Malchow”); (ix) Michael Mansuetti, the president of Bosch NA and Bosch LLC (“Mr. Mansuetti”); and (x) Johannes-Joerg Rueger, the president of Nimbus (‘Mr. Rueger” together with Nimbus, Bosch NA, Bosch GmbH, Bosch KG, Mr. Denner, Mr. Fehrenbach, Dr. Malchow and Mr. Mansuetti, the “Reporting Persons”) on June 15, 2020 (the “Original Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

This Amendment No. 1 is being filed by the Reporting Persons to report the sale by Nimbus of an aggregate of 4,261,155 Common Shares on December 1, 2020.

Except as specifically provided herein, this Amendment No. 1 does not modify or amend any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background.

Item 2(a)is hereby amended and restated in its entirety as follows:

(a) This statement is filed by:

i. Nimbus, which is the holder of record of 4.9% of the Issuer’s outstanding Common Shares based on the number of Common Shares outstanding (384,087,674) as of November 5, 2020 (the “Common Shares Outstanding”), as reported by the Issuer on the Quarterly Report on Form 10-Q, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 9, 2020;

ii. Robert Bosch LLC, which is the sole owner of Nimbus, and therefore may be considered the beneficial owner of 4.9% of the Common Shares Outstanding;

iii. Robert Bosch North America Corporation, which is the sole owner of Robert Bosch LLC, and therefore may be considered the beneficial owner of 4.9% of the Common Shares Outstanding;

iv. Robert Bosch GmbH, which is the sole shareholder of Robert Bosch North America Corporation, and therefore may be considered the beneficial owner of 4.9% of the Common Shares Outstanding.

v. Robert Bosch Industrietreuhand KG, which is the holder of a 93% voting interest in Robert Bosch GmbH, and therefore may be considered the beneficial owner of 4.9% of the Common Shares Outstanding;

vi. Mr. Denner, who is the chief executive officer of Robert Bosch GmbH, and therefore may be considered the beneficial owner of 4.9% of the Common Shares Outstanding;

vii. Mr. Fehrenbach, who is a general partner of Robert Bosch Industrietreuhand KG, and therefore may be considered the beneficial owner of 4.9% of the Common Shares Outstanding;

viii. Dr. Malchow, who is a general partner of Robert Bosch Industrietreuhand KG, and therefore may be considered the beneficial owner of 4.9% of the Common Shares Outstanding;

ix. Michael Mansuetti, who is the president of Robert Bosch North America Corporation and Robert Bosch LLC, and therefore may be considered the beneficial owner of 4.9% of the Common Shares Outstanding;

x. Johannes-Joerg Rueger, who is the president of Nimbus, and therefore may be considered the beneficial owner of 4.9% of the Common Shares Outstanding;

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following after the last paragraph:

On December 1, 2020, Nimbus sold an aggregate of 4,261,155 Common Shares and Nimbus, along with the other Reporting Persons, ceased to be the beneficial owner of more than 5% of the Common Shares Outstanding.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a) and (b). The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person are as follows:

i.	Nimbus is the holder of record of 18,820,296 Common Shares which constitutes 4.9% of the Common Shares Outstanding. As disclosed under Item 4 of this Amendment, as of December 1, 2020, Nimbus ceased to be the beneficial owner of more than 5% of the Common Shares Outstanding.

ii.	Robert Bosch LLC, as the sole owner of Nimbus, may be deemed to share voting and dispositive power over the 18,820,296 Common Shares which are held by Nimbus constituting 4.9% of the Common Shares Outstanding. Robert Bosch LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein. As disclosed under Item 4 of this Amendment, as of December 1, 2020, Robert Bosch LLC ceased to be the beneficial owner of more than 5% of the Common Shares Outstanding.

iii.	Robert Bosch North America Corporation, as the sole owner of Robert Bosch LLC, may be deemed to share voting and dispositive power over the 18,820,296 Common Shares which are held by Nimbus constituting 4.9% of the Common Shares Outstanding. Robert Bosch North America Corporation disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein. As disclosed under Item 4 of this Amendment, as of December 1, 2020, Robert Bosch North America Corporation ceased to be the beneficial owner of more than 5% of the Common Shares Outstanding.

iv.	Robert Bosch GmbH, as the sole shareholder of Robert Bosch North America Corporation, may be deemed to share voting and dispositive power over the 18,820,296 Common Shares which are held by Nimbus constituting 4.9% of the Common Shares Outstanding. Robert Bosch GmbH disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein. As disclosed under Item 4 of this Amendment, as of December 1, 2020, Robert Bosch GmbH ceased to be the beneficial owner of more than 5% of the Common Shares Outstanding.

v.	Robert Bosch Industrietreuhand KG, as the holder of a 93% voting interest in Robert Bosch GmbH, may be deemed to share voting and dispositive power over the 18,820,296 Common Shares which are held by Nimbus constituting 4.9% of the Common Shares Outstanding. Robert Bosch Industrietreuhand KG disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein. As disclosed under Item 4 of this Amendment, as of December 1, 2020, Robert Bosch Industrietreuhand KG ceased to be the beneficial owner of more than 5% of the Common Shares Outstanding.

vi.	Mr. Denner, as the chief executive officer of Robert Bosch GmbH, may be deemed to share voting and dispositive power over the 18,820,296 Common Shares which are held by Nimbus constituting 4.9% of the Common Shares Outstanding. Mr. Denner disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein. As disclosed under Item 4 of this Amendment, as of December 1, 2020, Mr. Denner ceased to be the beneficial owner of more than 5% of the Common Shares Outstanding.

vii.	Mr. Fehrenbach, as a general partner of Robert Bosch Industrietreuhand KG, may be deemed to share voting and dispositive power over the 18,820,296 Common Shares which are held by Nimbus constituting 4.9% of the Common Shares Outstanding. Mr. Fehrenbach disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein. As disclosed under Item 4 of this Amendment, as of December 1, 2020, Mr. Fehrenbach ceased to be the beneficial owner of more than 5% of the Common Shares Outstanding.

viii.	Dr. Malchow, as a general partner of Robert Bosch Industrietreuhand KG, may be deemed to share voting and dispositive power over the 18,820,296 Common Shares which are held by Nimbus constituting 4.9% of the Common Shares Outstanding. Dr. Malchow disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein. As disclosed under Item 4 of this Amendment, as of December 1, 2020, Dr. Malchow ceased to be the beneficial owner of more than 5% of the Common Shares Outstanding.

ix.	Mr. Mansuetti, as the president of Robert Bosch North America Corporation and Robert Bosch LLC, may be deemed to share voting and dispositive power over the 18,820,296 Common Shares which are held by Nimbus constituting 4.9% of the Common Shares Outstanding. Mr. Mansuetti is also a director of the Issuer. Mr. Mansuetti disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein. As disclosed under Item 4 of this Amendment, as of December 1, 2020, Mr. Mansuetti ceased to be the beneficial owner of more than 5% of the Common Shares Outstanding.

x.	Mr. Rueger, as the president of Nimbus, may be deemed to share voting and dispositive power over the 18,820,296 Common Shares which are held by Nimbus constituting 4.9% of the Common Shares Outstanding. Mr. Rueger disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein. As disclosed under Item 4 of this Amendment, as of December 1, 2020, Mr. Rueger ceased to be the beneficial owner of more than 5% of the Common Shares Outstanding.

(c). The following sales of the Common Shares were effected in open market transactions by Nimbus (the only Reporting Person to effect any such transactions) during the period since the filing of the Schedule 13D on June 15, 2020 through the date of this Agreement:

Date	Aggregate Number of Shares of Common Stock Sold	Weighted Average Price Per Share (1)	Price Range (1)
12/1/2020	332,900	$16.9803	$16.8401 to $17.00
12/1/2020	3,856,141	$17.2583	$17.0001 to $18.00
12/1/2020	72,114	$18.2348	$18.0036 to $18.805

(1)	Nimbus undertakes to provide upon request by the SEC staff full information regarding the number of shares sold at each separate price.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2020

NIMBUS HOLDINGS LLC

By:	/s/ Robert Miklautsch - POA
Name:	Johannes-Joerg Rueger
Title:	President

ROBERT BOSCH LLC

By:	/s/ Marcia Medendorp
Name:	Marcia Medendorp
Title:	Vice President Mergers & Acquisitions

ROBERT BOSCH NORTH AMERICA CORPORATION

By:	/s/ Marcia Medendorp
Name:	Marcia Medendorp
Title:	Vice President Mergers & Acquisitions

ROBERT BOSCH GMBH

By:	/s/ Dr. Markus Lepschy
Name:	Dr. Markus Lepschy
Title:	Vice President Legal

By:	/s/ Robert Miklautsch - POA
Name:	Rainer Bischof
Title:	Vice President Legal

ROBERT BOSCH INDUSTRIETREUHAND KG

By:	/s/ Robert Miklautsch - POA
Name:	Dr. Wolfgang Malchow
Title:	Managing Partner

By:	/s/ Robert Miklautsch - POA
Name:	Franz Fehrenbach
Title:	Managing Partner

/s/ Robert Miklautsch - POA
Name: Volkmar Denner

/s/ Robert Miklautsch - POA
Name: Franz Fehrenbach

/s/ Robert Miklautsch - POA
Name: Dr. Wolfgang Malchow

Date: December 1, 2020

/s/ Robert Miklautsch - POA
Name: Michael Mansuetti

/s/ Robert Miklautsch - POA
Name: Johannes-Joerg Rueger